SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FEBRUARY 13, 2001


                              PUBLICIS GROUPE S.A.

                         133, AVENUE DES CHAMPS-ELYSEES
                                   75008 PARIS
                                     FRANCE
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F     X         Form 40-F
                                    -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                     No     X
                              -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Content: Statement of billings of Publicis Groupe S.A. for the period ended December 31, 2000 as published on February 12, 2001 in the French "Bulletin des Annonces Legales Obligatoires (BALO)".









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                                  EXHIBIT LIST




Exhibit      Description

 99.1        Statement of billings for the period ended December 31, 2000.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PUBLICIS GROUPE S.A.


                                          By:  /s/  Jean-Paul Morin
                                               -------------------------------
                                                   Jean-Paul Morin
                                                   Chief Financial Officer
                                                   Chief Administrative Officer


DATE:  FEBRUARY 13, 2001